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                                                                    Exhibit 99.2

                                  [WIPRO LOGO]

                              NOTICE TO MEMBERS

NOTICE IS HEREBY GIVEN THAT THE FIFTY SIXTH ANNUAL GENERAL MEETING OF WIPRO LIMITED WILL BE HELD AT THE REGISTERED OFFICE OF THE COMPANY SITUATED AT DODDAKANNELLI, SARJAPUR ROAD, BANGALORE ON JULY 18, 2002 AT 4.30 P.M., TO TRANSACT THE FOLLOWING BUSINESS:

ORDINARY BUSINESS

1. Receive, consider and adopt the audited Balance Sheet as at March 31, 2002 and the Profit and Loss Account for the year ended on that date and the Reports of the Directors and Auditors thereon.

2.   Declare final dividend on equity shares.

3. Appoint a Director in place of Dr. Ashok Ganguly, who retires by rotation and being eligible, offers himself for re-appointment.

4. Appoint a Director in place of Mr. N. Vaghul who retires by rotation and being eligible, offers himself for re-appointment.

5. Appoint a Director in place of Mr. B.C. Prabhakar who retires by rotation and being eligible, offers himself for re-appointment.

6. Appoint M/s. N.M. Raiji & Co., as Auditors to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company and fix their remuneration.

SPECIAL BUSINESS

7. Consider and if thought fit, to pass with or without modification, the following resolution as ORDINARY RESOLUTION:

     RESOLVED THAT Prof. Eisuke Sakakibara, who was appointed as an Additional Director of the Company by the Board of Directors and who ceases to hold office under Section 260 of the Companies Act, 1956, and in respect of whom the Company has received a notice in writing proposing his candidature for the office of Director, be and is hereby appointed as a Director of the Company.

8. Consider and if thought fit, to pass with or without modification, the following resolution as ORDINARY RESOLUTION :

     RESOLVED THAT Mr. Priya Mohan Sinha, who was appointed as an Additional Director of the Company by the Board of Directors and who ceases to hold office under Section 260 of the Companies Act, 1956, and in respect of whom the Company has received a notice in writing proposing his candidature for the office of Director, be and is hereby appointed as a Director of the Company.

9. Consider and if thought fit, to pass with or without modification, the following resolution as ORDINARY RESOLUTION :

     RESOLVED THAT pursuant to the resolutions passed under the provisions of Section 269, 309, 311 and other applicable provisions, if any, of the Companies Act, 1956, the re-appointment of Mr. P.S. Pai, as Vice Chairman of the Company with effect from December 1, 2001 until July 31,
     2002 as well as the payment of salary, commission and perquisites (hereinafter referred to as "remuneration"), as detailed in the explanatory statement attached hereto, subject to the overall ceiling of the total managerial remuneration for the year 2002-03 as provided under Section 309 of the Companies Act, 1956 be and is hereby approved.

10. Consider and if thought fit, to pass with or without modification, the following resolutions as ORDINARY RESOLUTIONS:

     RESOLVED THAT pursuant to the resolutions passed under Sections 269, 309, 311 and other applicable provisions, if any, of the Companies Act, 1956 at the Annual General Meeting of the Company held on July 29, 1999, the partial revision in terms and conditions of the remuneration payable to Mr. Vivek Paul, Vice Chairman and Chief Executive Officer of the Company's Technologies Business with effect from February 1, 2002 as detailed in the explanatory statement attached hereto, subject to the overall ceiling of the total managerial remuneration for each year as provided under Section 309 of the Companies Act, 1956 be and is hereby approved.

     RESOLVED FURTHER THAT all other terms and conditions of his appointment including commission and perquisites as decided by the Board at their earlier meetings continues to be payable to Mr. Vivek Paul, Vice Chairman without any change whatsoever.


11. Consider and if thought fit, to pass with or without modification, the following resolutions as ORDINARY RESOLUTIONS:

     RESOLVED THAT Mr. D.A. Prasanna, who was appointed as an Additional Director of the Company by the Board of Directors and who ceases to hold office under Section 260 of the Companies Act, 1956, and in respect of whom the Company has received a notice in writing proposing his candidature for the office of Director, be and is hereby appointed as a Director of the Company.

     RESOLVED FURTHER THAT pursuant to the provisions of Sections 269, 309, 311 and other applicable provisions, if any, of the Companies Act, 1956, the Company hereby approves the appointment of Mr. D.A. Prasanna, as Vice Chairman and Chief Executive Officer of the Company's Health Care and Life Science Business, for a period of three (3) years with effect from April 19, 2002, on the payment of salary, performance incentive and perquisites (hereinafter referred to as "remuneration"), subject to the overall ceiling of the total managerial remuneration for each year as provided under
     Section 309 of the Companies Act, 1956, and other terms and conditions as may be determined by the Board of Directors for each year, as detailed in the explanatory statement annexed hereto.

12. Consider and if thought fit, to pass with or without modification, the following resolution as SPECIAL RESOLUTION:

     RESOLVED THAT pursuant to Section 309 of the Companies Act, 1956 and
     Article 175 (b) of the Articles of Association of the Company and within the limits stipulated in Section 309(4) of the Companies Act, 1956, the Company be and is hereby authorised to pay remuneration by way of commission to any one or more or all of the Non-Executive Directors (other than Chairman and Managing Director as well as Vice Chairmen of the Company) in such amounts or proportions and in such manner as may be decided by the Board of Directors of the


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     Company from time to time, for a period of five years commencing from April
     1, 2002, which cumulatively shall not exceed 1% of the net profits of the Company, as computed under Section 198 of the Companies Act, 1956 in any financial year.

                       BY ORDER OF THE BOARD OF DIRECTORS

                                  SATISH MENON
               CORPORATE VICE PRESIDENT-LEGAL & COMPANY SECRETARY

REGISTERED OFFICE:
DODDAKANNELLI, SARJAPUR ROAD
BANGALORE 560 035
DATE: APRIL 19, 2002

NOTES:

1. A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT ONE OR MORE PROXIES TO ATTEND AND ON A POLL, TO VOTE INSTEAD OF HIMSELF. A PROXY NEED NOT BE A MEMBER. PROXIES TO BE EFFECTIVE MUST BE RECEIVED BY THE COMPANY NOT LESS THAN 48 HOURS BEFORE THE MEETING.

2. A bio-data of the Directors proposed to be re-appointed at Serial Numbers 3, 4 and 5 of the Ordinary Business and Serial Numbers 7, 8, 9 and 11 of the Special Business are enclosed as Annexure A to the Notice.

3. Explanatory statement as required by Section 173(2) of the Companies Act, 1956 is enclosed as Annexure B to the Notice.

4. Only bonafide members of the Company whose names appear on the Register of members/Proxy holders in possession of valid attendance slips duly filled and signed, will be permitted to attend the meeting. The Company reserves its right to take all steps as may be deemed necessary to restrict non-members from attending the meeting.

5. Members are requested to bring their copies of Annual Report to the Meeting as the same will not be circulated at the meeting.

6. The dividend declared at the Annual General Meeting will be paid to those members whose names appear on the Register of Members of the Company as on July 3, 2002 i.e. the date on which the Register of Members of Company closes under Section 154 of the Companies Act, 1956.

7. As usual, to facilitate the shareholders to reach the venue of the meeting, the Company would be arranging transport from four specified destinations at 3.00 pm on July 18, 2002;

     a.   St. Marks Road, Bangalore (opposite to Koshys Restaurant)

     b. Dr. Rajkumar Road, at the entrance of Raghavendra Temple, Rajaji Nagar, Bangalore

     c.   At the entrance of Gitanjali Theatre, Malleswaram Circle, Bangalore

     d.   BDA Complex, Koramangala Main Road, Bangalore

          Those who wish to avail of this facility are requested to get confirmation to this effect at the following numbers:

          080-8440011 (Extn.183) and 080-8440078. (Contact: G. Kothandaraman).
          Alternatively, you may also send your requests by fax at 080-8440051. Your requests must reach us latest by July 14, 2002.

                            ANNEXURE A TO THE NOTICE

The relevant information relating to the Directors who would be appointed/re-appointed at the ensuing Annual General Meeting to be held on July 18, 2002 are given below:

DR. ASHOK GANGULY

Dr. Ashok Ganguly has served as our Director since January 1999. He has also been Chairman of ICI India Limited since August 1996. From June 1980 to May 1990, he served as Chairman of Hindustan Lever Limited. From May 1990 to May 1997 he served as Director of Unilever NV and Plc. Currently, he is also on the boards of British Airways Plc., Technology Network (India) Pvt. Ltd., ICICI Knowledge Park Ltd., Mahindra & Mahindra Ltd., as well as on the Central Board of Directors of Reserve Bank of India and, most recently, Tata AIG Life Insurance Co. Ltd. Dr. Ganguly holds a B.Sc. in Chemistry from Bombay University and an MS and Ph.D. from the University of Illinois.

MR. N. VAGHUL

Mr. Vaghul has served as our director since June 1997. He has been Chairman of the Board of ICICI Limited since September 1985. Mr. Vaghul is also a director of Mahindra & Mahindra Limited, Nicholas Piramal India Limited, Technology Network (India) Pvt. Ltd., and Air India Limited. Mr. Vaghul is also the Chairman of the Compensation and Benefits Committee of Mahindra and Mahindra Limited and Nicholas Piramal India Limited. Mr. Vaghul holds a Bachelor of Commerce in Banking from Madras University.

MR. B.C. PRABHAKAR

Mr. B.C. Prabhakar has served as our Director since February 1997. He has practiced law in his own firm since April 1970. Mr. Prabhakar holds a Bachelor of Arts in Political Science and Sociology and an LLB from Mysore University.

PROF. EISUKE SAKAKIBARA

Prof. Eisuke Sakakibara became a director of our company on January 1, 2002. He has been a Professor of Economics in Keio University of Japan since 1999. After working with the Ministry of Finance, Government of Japan since 1965, he was posted as Economist, International Monetary Fund in 1971 and was the visiting Associate Professor of Economics at Harvard University. He has also served as Director-General, International Finance Bureau, Japan between 1995 and 1997. In 1997 he became the Vice Minister of Finance for International Affairs, Japan. Prof. Sakakibara holds a B.A. in Economics from the University of Tokyo and a Ph.D. in Economics from the University of Michigan.

MR. PRIYA MOHAN SINHA

Mr. Priya Mohan Sinha became a director of our company on January 1, 2002. He has served as the Chairman of PepsiCo India Holdings Limited and President of Pepsi Foods Limited since 1992. From October 1981 to November 1992, he was on the Executive Board of Directors of Hindustan Lever Limited. From 1981 to 1985, he also served as Sales Director of Hindustan Lever. Currently, he is also on the Boards of ICICI Bank Limited, Bharti Televentures and Lafarge India. Mr. Sinha was also Chairman of Stepan Chemicals Limited between 1990 and 1993 and on the Boards of Brooke Bond India Limited, Lipton India Limited, Indexport Limited and Lever Nepal Limited. Mr. Sinha holds a Bachelor of Arts from Patna University and he also attended an Advanced Management Program in the Sloan School of Management, Massachusetts Institute of Technology.

MR. P.S. PAI

Mr. Pai has served as our Director, Vice Chairman of the Board and Executive Officer of Wipro Consumer Care and Lighting since


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January 1999 and served as Group President from July 1996 to December 1998. Mr.
Pai joined Wipro in 1979. He significantly contributed to the brand building of Sunflower, Santoor, Wipro Shikakai, Wipro Baby Soft and Wipro Lighting products and also helped to build one of the largest distribution systems in the country. Mr. Pai holds a B. Engineering from Mysore University and Post Graduate Diploma in Industrial Engineering from IIT, Madras.

MR. D.A. PRASANNA

Mr. D.A. Prasanna is appointed as our Additional Director effective April 15, 2002 and Whole-time Director designated as Vice-Chairman and Chief Executive Officer of Company's Health Care and Life Science business. Mr. Prasanna has been a part of the Wipro Corporate Executive Council since 1978, heading the Human Resource and Business Development function till 1989. Mr. Prasanna moved to Wipro GE Medical Systems Limited as the first Chief Executive Officer. He led the creation of a USD 450M global business in Healthcare for GE Medical Systems
(GEMS) in South Asia and South East Asia. Immediately prior to his appointment as Vice Chairman in Wipro, he was the Chairman of GEBEL, GEMS IT Ltd., and GE X-ray (South Asia), in addition to his responsibility as the Managing Director of Wipro GE Medical Systems Limited. During his tenure with GE, he has held key positions in GE USA and Japan including as director of Yokogawa GEMs and Samsung GEMS Korea. As CIO and Quality Leader in GEMS Asia, Mr. Prasanna launched Information Technology and Six Sigma initiatives. Mr. Prasanna is a GE certified Six Sigma Quality Leader.

                            ANNEXURE B TO THE NOTICE

EXPLANATORY STATEMENT AS REQUIRED BY SECTION 173(2) OF THE COMPANIES ACT, 1956

In conformity with the provisions of Section 173(2) of the Companies Act, 1956, the following Explanatory Statement sets out all the material facts relating to the items of Special Business at Item Nos. 9, 10, 11 and 12 of the Notice dated April 19, 2002 and the same should be taken as forming part of the Notice.

ITEM NO. 9

Mr. P.S. Pai was re-appointed as Vice Chairman of the Company effective December 1, 2001 by the Board of Directors of the Company until July 31, 2002. The terms and conditions of the remuneration payable to Mr. P.S. Pai, Vice Chairman during the tenure of his appointment was determined by the Board of Directors vide Board resolution passed on January 17, 2002 as detailed below:

i. SALARY: Rs. 190,000 per month as basic salary and Allowances of Rs. 125,000 per month, which are eligible for revision.

ii. COMMISSION: Not exceeding 0.1% of the net profits of the Company calculated and payable on the quarterly net profits of the Company payable on a quarterly basis effective quarter ending on December 31, 2001, and subsequent financial years up to the date of his retirement. The commission paid to the Vice Chairman on a quarterly basis shall be recomputed based on the net profits of the Company for the full year 2002-03 and proportionate up to the date of his retirement.

iii. PERQUISITES: The Vice Chairman shall be entitled to all the perquisites listed herein below in addition to the salary, allowances and performance linked compensation mentioned above;

        a) HOUSING: The Company shall provide rent free furnished residential accommodation as per Company policy. In case no accommodation is provided by the Company, the Vice Chairman shall be entitled to such house rent allowance as may be decided by the Board of Directors from time to time subject however to a limit of 60% of his salary.

        b) MEDICAL REIMBURSEMENT: Reimbursement of medical expenses incurred, including premium paid on health insurance policies whether in India or abroad, for self and family including hospitalisation, surgical charges, nursing charges and domiciliary charges for self and for family.

        c)  LEAVE TRAVEL ALLOWANCE: Rs. 75,000 per annum.

        d) CLUB FEES: In accordance with the rules of the Company as applicable to its senior managers for one club.

        e) PERSONAL ACCIDENT INSURANCE: Premium not to exceed Rs. 7,200/- per annum.

        f) PROVIDENT FUND/PENSION: Contribution to Provident Fund and Pension Fund to the extent such contributions, either singly or put together are not taxable under the Income Tax Act, 1961. Contribution to Pension Fund will be paid only on basic salary.

        g) GRATUITY: Gratuity payable shall be in accordance with the provisions of the payment of Gratuity Act.

        h) USE OF CAR WITH DRIVER: The Company shall provide the Vice Chairman a car with driver for business and personal use.

        i) TELEPHONE FACILITY AT RESIDENCE: Telephone facility shall be provided at the Vice Chairman's residence as per Company policy. All personal long distance calls shall be billed by the Company to Vice Chairman.

        OTHER TERMS AND CONDITIONS:

        j) In the event of absence or inadequacy of profits in any financial year during the tenure of the Vice Chairman, salary and perquisites subject to the limits stipulated under Schedule XIII of the Companies Act, 1956, is payable.

        k) "Family" means the spouse, dependent children and dependent parents of Mr. P.S. Pai.

        l) Leave with full pay and allowances shall be allowed as per the Company's rules.

        m) Reimbursement of entertainment expenses actually and properly incurred in the course of business of the Company shall be allowed.

        n) No sitting fees shall be paid for attending the meetings of the Board of Directors or Committees thereof.

This explanatory note together with the accompanying Notice, should be treated as an abstract under Section 302 of the Companies Act, 1956.

Mr. P.S. Pai, Vice Chairman is concerned and interested in this resolution.

The Board of Directors recommend the passing of the proposed resolution.

ITEM NO. 10

The partial revision in terms and conditions of the remuneration payable to Mr. Vivek Paul, Vice Chairman and Chief Executive Officer of Company's Technologies Business during the tenure of his appointment was determined by the Board of Directors vide Board resolution passed on April 19, 2002 as detailed below:

a) BASE SALARY: USD 400,000 per annum as Base salary effective February 1, 2002, which is eligible for revision from time to time.


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b)      COMMISSION & PERQUISITES: No change to the terms of payment of commission and provision of perquisites.

c) OTHER BENEFITS: In addition to the base salary, perquisites and performance linked compensation, the Vice Chairman shall be entitled to following benefits up to a maximum ceiling at 18% of the Base salary.

        i. Premium towards Life Insurance, Personal Accident Insurance & Medical Insurance

        ii.   Retirement benefits

        iii. Tax saving benefit plan or any other such plan applicable to the employees in US.

The administration cost of such plans shall be borne by the Company.

This explanatory note together with the accompanying Notice, should be treated as an abstract under Section 302 of the Companies Act, 1956.

Mr. Paul, Vice Chairman and Chief Executive Officer is concerned and interested in this resolution.

The Board of Directors recommend the passing of the proposed resolution.

ITEM NO. 11

Mr. D.A. Prasanna was appointed as Additional Director of the Company on April 15, 2002 by the Board of Directors of the Company. According to the provisions of Section 260 of the Companies Act, 1956, he holds office as Director only up to the date of the ensuing Annual General Meeting. As required by Section 257 of the Act, a notice has been received from a member signifying his intention to propose appointment of Mr. D.A. Prasanna as Director. The Board recommends the said appointment.

The terms and conditions of the remuneration payable to Mr. D.A. Prasanna, Vice Chairman and Chief Executive Officer of Company's Health Care and Life Science business during the tenure of his appointment was determined by the Board of Directors vide circular resolution passed on April 19, 2002 as detailed below:

i. BASIC SALARY: Rs. 178,000 per month as basic salary and Allowances of Rs. 264,316 per month, effective April 19, 2002, both of which are eligible for revision as per Company policy.

ii. INCENTIVE COMPENSATION: Annual incentive compensation proportionate to the performance of Company's Health Care and Life Science business should be paid, which at normal performance level shall be Rs. 4.65 Million per annum and at maximum performance level shall not exceed Rs. 10 Million per annum. Incentive compensation shall be payable on quarterly basis.


iii. PERQUISITES: The Vice Chairman shall be entitled to all the perquisites listed herein below in addition to the salary and allowances mentioned above.

        a) SEMI FURNISHED HOUSING: The Company shall provide rent free semi furnished residential accommodation as per Company policy. In case no accommodation is provided by the Company, the Vice Chairman shall be entitled to House Rent Allowances of Rs. 85,000/- pm.

        b) MEDICAL REIMBURSEMENT: Reimbursement of medical expenses incurred, including premium paid on health insurance policies whether in India or abroad, for self and family including hospitalization, surgical charges, nursing charges and domiciliary charges for self and for family.

        c)  LEAVE TRAVEL ALLOWANCE: Not exceeding Rs. 75,000/- per annum.

        d) CLUB FEES: In accordance with the rules of the Company as applicable to its senior managers for one club.

        e) PERSONAL ACCIDENT INSURANCE: In accordance with the rules of the Company as applicable to its senior managers.

        f) PROVIDENT FUND/PENSION: Contribution to Provident Fund and Pension Fund to the extent such contributions, either singly or put together are not taxable under the Income Tax Act, 1961. Contribution to Pension Fund will be paid only on basic salary.

        g) GRATUITY: Gratuity payable shall be in accordance with the provisions of the payment of Gratuity Act.

        h) USE OF CAR WITH DRIVER: The Company shall provide the Vice Chairman a fully maintained car with driver for business and personal use.

        i) TELEPHONE FACILITY AT RESIDENCE: Telephone facility shall be provided at the Vice Chairman's residence as per Company policy. All personal long distance calls shall be billed by the Company to Vice Chairman.

OTHER TERMS AND CONDITIONS:

a) In the event of absence or inadequacy of profits in any financial year during the tenure of the Vice Chairman, salary and perquisites subject to the limits stipulated under Schedule XIII of the Companies Act, 1956 is payable.

b) "Family" means the spouse, unmarried children up to 25 years of age and dependent parents of Mr. D.A. Prasanna.

c) Leave with full pay and allowance shall be allowed as per the Company's rules.

d) Reimbursement of entertainment expenses actually and properly incurred in the course of business of the Company shall be allowed.

e) No sitting fees shall be paid for attending the meetings of the Board of Directors or Committees thereof.

This explanatory note together with the accompanying Notice, should be treated as an abstract under Section 302 of the Companies Act, 1956.

Mr. D.A. Prasanna, Vice Chairman is concerned and interested in this resolution.

The Board of Directors recommend the passing of the proposed resolution.

ITEM NO. 12

The Company currently has six non-executive directors on its Board, namely Mr. N. Vaghul, Mr. B.C. Prabhakar, Dr. Ashok Ganguly,
Dr. Jagdish N. Sheth, Prof. Eisuke Sakakibara and Mr. P.M. Sinha. Each of these directors are currently being paid professional fees as decided by the Board of Directors of the Company from time to time.

Henceforth, the Company proposed to discontinue the procedure of payment of professional fees and substitute with payment of a remuneration by way of commission up to such amount as may be decided by the Board of Directors of the Company from time to time.

Mr. Vaghul, Mr. Prabhakar, Dr. Ganguly, Dr. Sheth, Prof. Sakakibara and Mr. Sinha, Non-Executive Directors of the Company are concerned and interested in this resolution.

The Board of Directors recommend passing of the proposed resolution.

                       BY ORDER OF THE BOARD OF DIRECTORS

                                  SATISH MENON
              CORPORATE VICE PRESIDENT - LEGAL & COMPANY SECRETARY

REGISTERED OFFICE:
DODDAKANNELLI, SARJAPUR ROAD
BANGALORE 560 035
DATE: APRIL 19, 2002



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